

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Daniel J. O'Connor
President and Chief Executive Officer
Ambrx Biopharma, Inc.
10975 North Torrey Pines Road
La Jolla, California 92037

> **Re: Ambrx Biopharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 17, 2023**
> **File No. 333-275053**

Dear Daniel J. O'Connor:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3, filed October 17, 2023

General

1. Please provide an analysis supporting your conclusion that the registrant is eligible to use Form S-3 to register this offering. In this regard, we note General Instruction I.A. to Form S-3. If you are not eligible to use Form S-3 for this offering, please withdraw this registration statement and refile on an appropriate form.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Gorsky at 202-551-7836 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gregg A. Noel